Aff 10/21

02053659

TC 10/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED SEP 25 2002 WASH, D.C.

SEC FILE NUMBER
8- 33728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15455 Conway Road
(No. and Street)

Chesterfield (City) MO (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Osborne 217-324-6611 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pritchard, Osborne, LLC
(Name – *if individual, state last, first, middle name*)

231 South Bemiston, Suite 1120 (Address) St. Louis (City) MO (State) 63105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 25 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 10/22

FINANCIAL STATEMENT

FFP SECURITIES, INC.
Chesterfield, MO

June 30, 2002

FFP SECURITIES, INC.

Table of Contents

PRITCHARD OSBORNE, LLC
Outsourced Business Services *Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of **FFP Securities, Inc.** (the Company) as of June 30, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FFP Securities, Inc. as of June 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Pritchard, Osborne, LLC

Pritchard, Osborne, LLC
August 8, 2002

Exhibit A

MISSOURI
231 South Bemiston
Suite 1120
St. Louis, MO 63105
T 314.862.6655
F 314.862.5704
pollcstl@pritchardosborne.com

ILLINOIS
1365 East Union Ave.
P.O. Box 307
Litchfield, IL 62056
T 217.324.6611
F 217.324.6616
pollc@pritchardosborne.com

www.pritchardosborne.com

FFP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS	
Cash	$ 1,340,682
Deposits with clearing organizations	103,697
Receivable from clearing organizations	14,822
Commissions and concessions receivable	1,635,632
Securities owned:	
Marketable, at market value	258,080
Total assets	$ 3,352,913
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Payable to parent company	$ 934,412
Commissions and concessions payable	1,443,138
Total liabilities	2,377,550
Stockholder's equity:	
Common stock, $1 par value, authorized 500,000 shares, issued 283,502 shares	283,502
Additional paid in capital	650,000
Retained earnings	41,861
Total stockholder's equity	975,363
Total liabilities and stockholder's equity	$ 3,352,913

The accompanying notes are an integral part of these financial statements.

Exhibit B

FFP SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2002

Income	
Commissions and concessions	$ 48,483,147
Interest and dividends	63,104
Total income	48,546,251
Expenses	
Commission and concessions - registered representatives	42,147,168
Commissions and concessions - parent company override	6,377,567
Investment loss	21,516
Total expenses	48,546,251
Income before income taxes	0
Provision for income taxes	0
Net income	$ 0
Basic and diluted earnings per share	$ 0

The accompanying notes are an integral part of these financial statements.

Exhibit C

FFP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended June 30, 2002

	Common Stock				
	No. of Shares	Par Value	Paid in Capital	Retained Earnings	Total
Balance June 30, 2001	283,502	$ 283,502	$ 650,000	$ 41,861	$ 975,363
Shares issued	0	0	0	0	0
Net Income	0	0	0	0	0
Dividends paid	0	0	0	0	0
Capital contributions	0	0	0	0	0
Balance June 30, 2002	283,502	$ 283,502	$ 650,000	$ 41,861	$ 975,363

The accompanying notes are an integral part of these financial statements.

Exhibit D

FFP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2002

Cash Flows From Operating Activities:		
Net income	$	None
Adjustments to reconcile net income to net cash used in operating activities:		
Net (increase) in commissions and concessions receivable		(94,722)
Net increase in commissions and concessions payable		100,699
Cash provided from operating activities		5,977
Cash Flows From Investing Activities:		
Unrecognized loss from decrease in value of marketable equity securities		21,516
Cash provided from investing activities		21,516
Cash Flows From Financing Activities:		
Cash provided from financing activities		None
Net change in cash		27,493
Cash At Beginning Of Year		1,313,189
Cash At End Of Year	$	1,340,682

The accompanying notes are an integral part of these financial statements.

Exhibit E

FFP SECURITIES, INC

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is a Missouri corporation that is a wholly-owned subsidiary of First Financial Planners, Inc. (Parent).

Recognition of Revenue and Expenses

Commission and concession revenues are derived primarily from the sale of mutual funds, limited partnerships, variable annuities, stock, and life insurance. The Company pays out 100% of all commissions and concessions to the brokers of FFP Securities, Inc. and as an override to its parent company.

Income Taxes

A consolidated tax return is filed with First Financial Planners, Inc. No provision for taxes is provided on FFP Securities, Inc.'s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - RELATED PARTY TRANSACTIONS

FFP Securities, Inc. is a wholly-owned subsidiary of First Financial Planners, Inc. The parent company pays for all expenses and provides all services (including accounting and management) to FFP Securities, Inc. Some of the brokers of FFP Securities, Inc. are also stockholders of First Financial Planners, Inc. No accounting recognition has been given to these transactions.

Note 3 - LITIGATION AND CONTINGENT LIABILITIES

Multi-State Global Resolution Agreement

Multi State Global Resolution Agreement for FFP Securities, Inc. and FFP Advisory Services, Inc. On September 2, 1999, the company entered into an agreement with 35 state Security Divisions to correct certain supervisory deficiencies. This agreement directs the company to procure and maintain a five-person board of directors, three of which will be wholly independent of FFP and its subsidiaries. It also directs the company to deposit into a Subordinated Note Reserve Fund certain monthly sums according to a contribution schedule until the principal and interest of all FFP subordinated notes have been satisfied. The company is also directed to establish a segregated Note Interest Reserve Account into which FFP shall deposit monthly sums that are necessary to meet one month's interest due under the FFP subordinated notes and FFP collateralized notes. The agreement also directs a portion of any future

Note 3 - LITIGATION AND CONTINGENT LIABILITIES (Continued)

Multi-State Global Resolution Agreement (continued)

refinancing of the corporate headquarters to be applied against the FFP subordinated notes or contributed to the aforementioned funds. After the sale of the corporate office building in November 2000, FFP complied with this
provision. The company for a period of two years shall also employ an in-house general counsel, maintain a staff of compliance officers adequate to the number of its agents and advisors, retain the services of a law firm to conduct an examination of its Compliance Department, retain a securities compliance expert to work with FFP's Compliance Department to enhance same, and retain independent certified public accountants to effectuate a comprehensive audit of all private securities products issued by FFP and its subsidiaries. The company as of the date of these financial statements has either met or exceeded all requirements stipulated by the agreement.

Contingencies

The Company, together with various other individuals (primarily Registered Representatives), has been named as a defendant in various actions. Most of the claims involve complex issues, such as investment suitability, selling away, FFP supervision, or other investment issues, and will generally be disposed of through a NASD recommended arbitration process. At the time of disposition, the actual cost of a claim, net of insurance proceeds, and including attorney fees, arbitration or court costs and damages, will be accounted for by the parent company, First Financial Planners, Inc. Management believes the accrued amount recorded on the parent's accounting records as of June 30, 2002 is adequate to cover the future costs associated with arbitration cases, litigation and customer complaints that existed as of that date.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002 the Company had net capital of $860,428 which was $701,925 in excess of its required net capital of $158,503.

The Company's aggregate indebtedness to net capital is 2.76 to 1.

Note 5 - STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, FFP Securities, Inc. considers all highly liquid debt instruments purchased with maturity of ninety days or less to be cash equivalents.

Note 6 - SECURITIES INVESTOR PROTECTION CORPORATION

FFP Securities, Inc. is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required.

Note 7 - AGREEMENTS WITH CLEARING ORGANIZATIONS

FFP Securities, Inc. has fully-disclosed clearing agreements with Wexford Clearing Corporation and Pershing Clearing Corp., Inc. which require compliance with various terms by both parties. FFP Securities, Inc. has a $3,697 deposit with Wexford Clearing Corporation and a $100,000 deposit with Pershing Clearing Corp, Inc.

Note 8 - INVESTMENTS

All investments are considered trading securities and are carried at market value in compliance with FASB 115. Increases and decreases to market value are recorded to investment income throughout the year. Due to market conditions, the value of these investments had decreased to $231,441 as of August 8, 2002.

OATH OR AFFIRMATION

I, Paul Osborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFP Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
JILL A CURTIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/25/04

Notary Public

Signature

Member

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FFP SECURITIES, INC.

**Reconciliation of the Computation of Net Capital
Under Rule 15C3-1
and
the Computation for Determination of the Reserve
Requirements under Exhibit A of Rule 15C3**

June 30, 2002

No difference exists between the audited and unaudited determination of net capital.

PRITCHARD OSBORNE, LLC
Outsourced Business Services *Certified Public Accountants*

August 8, 2002

To the Board of Directors
FFP Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of **FFP Securities, Inc.** (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Exhibit H

MISSOURI
231 South Bemiston
Suite 1120
St. Louis, MO 63105
T 314.862.6655
F 314.862.5704
pollcstl@pritchardosborne.com

ILLINOIS
1365 East Union Ave.
P.O. Box 307
Litchfield, IL 62056
T 217.324.6611
F 217.324.6616
pollc@pritchardosborne.com

www.pritchardosborne.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Pritchard, Osborne, LLC

Pritchard, Osborne, LLC
Certified Public Accountants

FFP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

NET CAPITAL		
Total Shareholders' Equity	$	975,363
Deduct shareholders' equity not allowable for net capital		(83,785)
Total shareholders' equity qualified for net capital	$	891,578
Net Capital before haircuts on securities positions	$	891,578
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		(31,150)
Net Capital	$	860,428
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition payable to brokers and dealers	$	1,443,138
Other accounts payable and accrued expenses		934,412
Total aggregate indebtedness	$	2,377,550
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	158,503
Excess net capital at 1500%	$	503,796
Excess net capital at 1000%	$	622,673
Ratio: Aggregate indebtedness to net capital 2.76 to 1		
RECONCILIATION WITH CORPORATION'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of June 30, 2002)		
Net Capital, as reported in Corporation's Part IIA (unaudited) Focus Report	$	158,503
Net Capital per above	$	158,503
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT		
Not applicable		

FFP SECURITIES, INC.

SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(E)(4)
GENERAL ASSESSMENT (SIPC-4) ACCOMPANYING SCHEDULE

June 30, 2002

None -- No Payment Required.

FFP SECURITIES, INC.

EXEMPTION PROVISION UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

No customer accounts are carried by FFP Securities, Inc. All customer transactions are cleared through Wexford Clearing Corporation and Pershing Clearing Services, Inc. on a fully-disclosed basis.

Information Relating to Possession of Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customer's regulated commodity futures and options accounts	Not Applicable